CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

04035473

SUPPL

July 2, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

[signature]

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

dlw 7/14

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

82-4994

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce des changements dans la gestion de ses portefeuilles

TORONTO (le 2 juin 2004) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui des changements dans la gestion de portefeuille pour sept de ses fonds d'actions canadiennes et étrangères.

L'équipe interne du Groupe de Fonds Synergy de CI a été nommée conseiller de portefeuille pour le Fonds canadien Landmark, le Fonds américain Landmark, le Fonds secteur américain Landmark, le Fonds secteur mondial Landmark et le Fonds TACTONICS CI. Au total, ces fonds ont un actif d'environ 660 millions de dollars. De plus, Synergy assume la gestion d'une partie du portefeuille du Fonds secteur gestionnaires américains CI, un fonds multi-gestionnaires. Le directeur des placements, David Picton, dirige le Groupe Synergy, qui comprend le gestionnaire de portefeuille Michael Mahoney et une équipe d'analystes en placements.

En outre, Altrinsic Global Advisors, LLC, de Stamford au Connecticut, a été nommé conseiller de portefeuille pour le Fonds mondial d'occasions d'investissement Landmark, un fonds de couverture ayant un actif de 38 millions de dollars. John Hock, directeur des placements d'Altrinsic, a été nommé gestionnaire principal du portefeuille.

Synergy et Altrinsic remplacent Webb Capital Management LLP de San Francisco. En conséquence de ces changements, qui entrent en vigueur immédiatement, Webb Capital ne gère plus de portefeuilles pour CI. CI a choisi de ne pas renouveler son contrat de gestion de portefeuille avec Webb Capital lors de son expiration le 31 mai.

« CI a réalisé plusieurs acquisitions au cours des dernières années, ce qui a suscité l'épanouissement des fonds et des gestionnaires de portefeuilles », a déclaré Peter W. Anderson, président et chef de la direction de CI. « Nous avons travaillé de façon constante afin de réduire la duplication là où les mandats et les démarches de placements sont similaires ».

« Cette récente décision représente une occasion idéale pour rationaliser notre gamme et pour simplifier les choix offerts aux conseillers et aux investisseurs ». En même temps, nous tenons à notre engagement d'offrir les meilleurs gestionnaires de portefeuille de l'industrie, qui représentent la gamme complète des styles de placement ».

Le Groupe de Fonds Synergy et Webb Capital suivent tous les deux une démarche de placement axée sur le momentum et, dorénavant, le Groupe de Fonds Synergy gérera tous les portefeuilles CI qui suivent un style momentum. Par conséquent, il n'y aura aucun changement effectué au niveau de la démarche de placement globale des Fonds Landmark et du Fonds TACTONICS CI.

M. Picton et M. Mahoney, ainsi que leur équipe, sont des pionniers dans le développement et l'introduction du style momentum dans l'industrie du placement au Canada. Par exemple, la Catégorie momentum canadien Synergy, gérée par M. Picton, s'est classée dans le rang du premier quartile pour les périodes d'un, deux et cinq ans terminées le 30 avril 2004. Le Groupe de Fonds Synergy gère maintenant un actif de plus de 1,5 milliards de dollars.

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces portfolio management changes

TORONTO (June 2, 2004) – CI Mutual Funds Inc. ("CI") today announced portfolio management changes to seven Canadian and foreign equity funds.

CI's in-house Synergy Funds Group has been named portfolio advisor to Landmark Canadian Fund, Landmark American Fund, Landmark American Sector Fund, Landmark Global Sector Fund and CI TACTONICS Fund. In total, these funds have approximately $660 million in assets. In addition, Synergy assumes the management of a portion of the portfolio of CI American Managers Sector Fund, a multi-manager fund. Chief Investment Officer David Picton leads the Synergy group, which includes Portfolio Manager Michael Mahoney and a team of investment analysts.

In addition, Altrinsic Global Advisors, LLC of Stamford, Connecticut, has been named portfolio advisor to Landmark Global Opportunities Fund, a hedge fund with $38 million in assets. John Hock, Chief Investment Officer of Altrinsic, has been appointed lead portfolio manager.

Synergy and Altrinsic are replacing Webb Capital Management LLP of San Francisco. As a result of these changes, which are effective immediately, Webb Capital no longer manages any portfolios for CI. CI chose not to renew its portfolio management contract with Webb Capital when it expired May 31.

"CI has made several acquisitions in recent years, leading to an expanded offering of funds and portfolio managers," said Peter W. Anderson, CI President and Chief Executive Officer. "We have worked consistently to reduce duplication where there are similar mandates and investment approaches.

"This most recent decision represented a clear opportunity to streamline our lineup and simplify choices for advisors and investors. At the same time, we maintain our commitment to offering the industry's best lineup of portfolio managers representing the full range of investment styles."

Synergy Funds Group and Webb Capital both use a momentum investment approach and, from now on, Synergy will manage all of CI's portfolios that follow the momentum style. Therefore, there will be no change in the general investment approach of the Landmark mutual funds and CI TACTONICS Fund.

Mr. Picton and Mr. Mahoney and their team have extensive experience in successfully applying their approach to both Canadian and global markets. For example, Synergy Canadian Momentum Class, managed by Mr. Picton, has a first-quartile record over the one, two and five-year periods ending April 30, 2004. The Synergy Funds Group now manages more than $1.5 billion in assets.

"Picton and Mahoney are experienced managers and leaders in their discipline," Mr. Anderson said. "Investors in the Landmark Funds – and anyone else seeking to diversify their portfolios with a strong momentum fund – will benefit from their expertise."

Meanwhile, John Hock and his team at Altrinsic will manage the portfolio of Landmark Global Opportunities Fund using the same successful approach employed in their long-short equity hedge fund, Altrinsic Opportunities Fund, and a similar hedge fund they offer in the United States. Altrinsic Opportunities Fund, which was launched in April 2002, has produced first-quartile returns over the two years ending April 30, 2004.

"The Altrinsic managers have established a hedge fund track record of producing consistent, positive returns through a difficult environment," Mr. Anderson said.

Today's changes also indirectly affect Landmark Canadian Sector Fund, Landmark American RSP Fund, Landmark Global RSP Fund, Landmark Global Opportunities RSP Fund, CI TACTONICS RSP Fund and CI American Managers RSP Fund.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $61.4 billion in fee-earning assets as of May 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management completes acquisition of IQON and Synera

TORONTO (June 3, 2004) – CI Fund Management Inc. ("CI") announced today that it has completed its acquisition of IQON Financial Management Inc. and Synera Financial Services Inc. from Sun Life Financial Inc. CI paid a total of $38.5 million in cash.

Winnipeg-based IQON is a financial planning firm with a network of approximately 400 independent advisors across the country. They administer more than $4 billion in assets on behalf of more than 100,000 Canadians. Synera supports approximately 170 independent insurance advisors across Canada.

IQON and Synera will continue to operate under their own names and provide the same range of products and services they do now. They will also operate independently of CI's other key subsidiaries, Assante Corporation, CI Mutual Funds Inc. and Skylon Advisors Inc.

"We have spent the last month meeting with many IQON and Synera advisors and these discussions have reinforced the merits of our strategy of operating these companies as independent businesses," said William T. Holland, President and Chief Executive Officer of CI.

"CI will be represented in the financial advisory industry through two very strong but distinct segments – IQON/Synera and Assante. Of course, all CI companies will share their resources and expertise with the goal of enhancing the products and services we provide to advisors and their clients."

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $61.4 billion in fee-earning assets at May 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
William T. Holland
President and Chief Executive Officer
CI Fund Management Inc.
(416) 364-1145

Fonds CI

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

CI Fund Management complète l'acquisition de IQON et Synera

TORONTO (le 3 juin 2004) – CI Fund Management Inc. (« CI ») a annoncé aujourd'hui qu'il a complété l'acquisition de IQON Financial Management Inc. et de Synera Financial Services Inc. de la Financière Sun Life Inc. CI a payé un montant total de 38,5 millions de dollars en espèces.

IQON, dont le siège social est à Winnipeg, est une entreprise de planification financière constituée d'un réseau d'environ 400 conseillers indépendants à travers le pays. Ils gèrent un actif de plus de 4 milliards de dollars pour plus de 100 000 Canadiens. Synera offre des services d'appui à presque 170 conseillers en assurance indépendants à travers le Canada.

IQON et Synera continueront d'opérer sous leurs propres noms et procureront la même gamme de produits et services. Elles continueront également d'opérer indépendamment des autres filiales de CI, soit Assante Corporation, CI Mutual Funds Inc. et Skylon Advisors Inc.

« Nous avons passé le dernier mois à rencontrer des conseillers de IQON et Synera et ces rencontres ont renforcé l'idée que nous avions d'opérer ces sociétés comme des entreprises indépendantes » a déclaré William T. Holland, président et chef de la direction de CI.

« CI sera représenté dans l'industrie du conseil financier par deux groupes très solides mais bien distincts – IQON/Synera et Assante. Bien entendu, toutes les sociétés de CI partageront leurs ressources et leur expertise dans le but d'améliorer les produits et services que nous offrons aux conseillers et à leurs clients ».

CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante sous contrôle canadien, gérait un actif rapportant des commissions de 61,4 milliards de dollars au 31 mai 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI offre une vaste gamme de choix de placements et de services, y compris une sélection sans égal de fonds de placement. CI a un site Web à l'adresse www.cifunds.com.

Ce communiqué de presse contient des énoncés prévisionnels pour la société, y compris ses transactions professionnelles et sa stratégie ainsi que son rendement financier et sa situation. Bien que la direction croie que les prévisions reflétées dans ces communiqués d'énoncés provisionnels sont raisonnables, elles impliquent des risques et des incertitudes. Les résultats actuels peuvent différer concrètement de ceux exprimés ou suggérés par les communiqués d'énoncés prévisionnels. Les facteurs qui pourraient causer la différence entre les prévisions et les résultats actuels sont, entre autres, les facteurs économiques généraux et commerciaux incluant le taux d'intérêt, la concurrence, les changements dans les réglementations gouvernementales ou dans les lois fiscales et d'autres facteurs mentionnés dans les documents archivés pertinents aux titres de placement des autorités réglementaires de temps à autre.

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Pour de plus amples renseignements, veuillez communiquer avec :
William T. Holland
Président et chef de la direction
CI Fund Management Inc.
Tél. : (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management clarifies court decision

TORONTO (June 4, 2004) – CI Fund Management Inc. ("CI") responded today to the June 2, 2004 decision of the Manitoba Court of Queen's Bench respecting an injunction application brought by Assante Financial Management Ltd. ("Assante") against two former advisors now registered with Wellington West Financial Services Inc. The injunction application was brought by Assante to enforce certain contractual rights and obligations.

An article in the June 3, 2004, edition of the *Winnipeg Free Press* reported that the Court determined that Assante's contracts with its employees were not enforceable by injunction. This was incorrect.

Mr. Justice Scurfield based his decision in part on the fact that all parties had agreed to consent to an order of the Court. This order includes the requirement that the former Assante advisors not solicit Assante clients pending the trial of this matter. The order also stipulated that the former Assante advisors and Wellington West Financial Services Inc., also a defendant in the lawsuit, return all confidential information improperly taken from Assante, and destroy all copies of such confidential information in their possession.

With respect to the enforceability of the Assante contract, Mr. Justice Scurfield commented that but for the unique facts of this particular case he would have issued a full injunction against the defendants on the basis that the terms of the Assante contract were reasonable and enforceable.

"We are pleased that the Court has recognized the importance of the issue before it," said William T. Holland, President and Chief Executive Officer of CI. "Assante has a binding contract with its advisors. We are pleased that the terms of that contract are being enforced."

The June 3, 2004, *Winnipeg Free Press* article also reported that Wellington West Financial Services CEO Charlie Spiring said the decision of the Court "may have opened up a can of worms for Assante." The *Winnipeg Free Press* specifically quoted Mr. Spiring as saying: "They [Assante] thought they had an iron-clad contract for employees, they were relying on the contracts to be highly enforceable. Now Assante advisers have seen they can't be enforced by injunction."

Contrary to Mr. Spiring's comments, Mr. Justice Scurfield explicitly cautioned that any Assante advisor who simply walked away from his or her obligations under the Assante contract would likely be restrained by the Court.

"We are disappointed that Mr. Spiring, who was not personally present at the injunction hearing, would make such inflammatory and unfounded comments to the press," said Mr. Holland. "We are equally disappointed that the *Winnipeg Free Press* ran their story without ensuring the accuracy of the source."

Mr. Holland added, "CI respects its contractual obligations. We expect those who enter into contracts with us to share our convictions. When necessary, we will take all steps necessary to enforce those contractual obligations."

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $61.4 billion in fee-earning assets at May 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

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For further information contact:
William T. Holland
President and Chief Executive Officer
CI Fund Management Inc.
(416) 364-1145

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skyloncapital.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

SKYLON GROWTH & INCOME TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, June 16, 2004 – Skylon Growth & Income Trust (the "Trust") intends to purchase for cancellation up to 2,053,251 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 2,053,251 Units represent 10% of the public float of the Trust being 20,532,511 Units as at June 15, 2004. The number of issued and outstanding Units as at June 15, 2004 is 20,532,511.

The purchases may commence on June 18, 2004 and will terminate on June 17, 2005, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it would be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

FULPAY PLUS™ CI Funds-Linked Deposit Notes allow investors to "lock in" the returns of top-performing funds

TORONTO (June 17, 2004) – CI Mutual Funds Inc. and Skylon Advisors Inc. today announced the launch of FULPAY PLUS™ CI Funds-Linked Deposit Notes Series 1, a unique investment that provides principal protection while locking in the returns of a top-performing mutual fund every year.

The notes, which are issued by CIBC and are 100% eligible for registered plans, have a seven-year term. At maturity, investors are paid their principal and variable interest, which is based on a formula derived from locking in each year's best cumulative total return from the portfolio of available funds. Once a fund's return is locked in, that fund is removed from the portfolio. After this, even if that fund declines in value, its subsequent performance is not factored into the calculation of interest. The total interest payable will be the average of the cumulative locked-in returns of each of the seven funds.

"No one can consistently predict which asset class, geographic region or investment style is going to outperform each year," said David R. McBain, Skylon President and Chief Executive Officer.

"FULPAY PLUS™ CI Funds-Linked Deposit Notes take the guesswork out of investing by locking in the best cumulative performance each year out of a diverse portfolio of leading CI funds. This unique structure gives investors the potential to be in the right fund at the right time, year after year."

The portfolio represents a wide range of top managers, mandates and investment styles and consists of CI Global Fund, CI International Value Fund, CI Value Trust Sector Fund, Synergy Canadian Momentum Class, CI Canadian Investment Fund, Signature Dividend Fund and CI Canadian Bond Fund.

"With this lineup of funds, the notes allow investors to benefit from the gains of Canadian and global financial markets while enjoying the peace of mind of a principal guarantee," Mr. McBain said.

FULPAY PLUS™ CI Funds-Linked Deposit Notes are available through most financial advisors until August 13, 2004. The issue price is $100 per note, with the minimum investment being $5,000. The complete terms of the offering are set out in an Information Statement, which can be obtained by investors from their financial advisor. Information about the notes and the underlying funds is also on www.cifunds.com.

CI and Skylon are wholly owned subsidiaries of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $61.4 billion in fee-generating assets as of May 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com. Skylon is at www.skyloncapital.com.

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For further information, contact:
David R. McBain, President and Chief Executive Officer
Skylon Advisors Inc.
416-364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN

FOR IMMEDIATE RELEASE

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, June 21, 2004 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending June 30, 2004 of $0.0625 per unit payable on July 15, 2004 to unitholders of record as at June 30, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2004\june\june04.dot

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN

FOR IMMEDIATE RELEASE

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, June 21, 2004 – DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending June 30, 2004 of $0.60 per unit payable on July 15, 2004 to unitholders of record as at June 30, 2004.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the ten year life of the Fund while preserving capital for distribution to unitholders upon termination of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the Untied States market by Canadian corporations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

J:\cvb\funds\ddj\distrib\2004\june\june04-cdn.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: GSX.PR.A

FOR IMMEDIATE RELEASE

Global Resource Split Corp. Announces Quarterly Distribution to Shareholders

Toronto, June 21, 2004 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending June 30, 2004 of $0.13125 per preferred share payable on July 15, 2004 to shareholders of record as at June 30, 2004.

The Corporation's investment objective for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation is listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\june04\rel-global-res.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending June 30, 2004

Toronto, June 21, 2004 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending June 30, 2004 of $0.1510 per unit payable on July 15, 2004 to unitholders of record as at June 30, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

J:\cvb\funds\skylon\distributions\june04\rel-skylon-globalii.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending June 30, 2004

Toronto, June 21, 2004 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending June 30, 2004 of $0.1510 per unit payable on July 15, 2004 to unitholders of record as at June 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

J:\cvb\funds\skylon\distributions\june04\rel-skylon-global.doc

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending June 30, 2004

Toronto, June 21, 2004 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending June 30, 2004 of $0.1875 per unit payable on July 15, 2004 to unitholders of record as at June 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with tax-effective monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9% annual yield) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25 per unit to unitholders on or about April 30, 2007.

The Trust is listed on The Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending June 30, 2004

Toronto, June 21, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending June 30, 2004 of $0.1458 per unit payable on July 15, 2004 to unitholders of record as at June 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces
Distribution For Month Ending June 30, 2004

Toronto, June 21, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending June 30, 2004 of $0.0666 per unit payable on July 15, 2004 to unitholders of record as at June 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending June 30, 2004

Toronto, June 21, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending June 30, 2004 of $0.15625 per unit payable on July 15, 2004 to unitholders of record as at June 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending June 30, 2004

Toronto, June 21, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending June 30, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	June 30, 2004	July 15, 2004
Series B units	US$0.0417 per unit	June 30, 2004	July 15, 2004

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the initial subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SKG.UN

FOR IMMEDIATE RELEASE

Skylon Growth & Income Trust Announces Distribution For Month Ending June 30, 2004

Toronto, June 21, 2004 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending June 30, 2004 of $0.05833 per Unit payable on July 15, 2004 to Unitholders of record as at June 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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